FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

BANCO DE CHILE
REPORT ON FORM 6-K

Attached there is an English translation of a letter distributed by Banco de Chile to the Chilean Financial Market Commission and local stock exchanges, informing them the date and matters to be addressed by the next Ordinary Shareholders Meeting to be held on 28 March 2024. The same information contained in this letter shall also be published in the Chilean newspaper “El Mercurio”, on 11, 18 and 25 of March 2024.

Santiago, 4 March 2024

Mrs.

Solange Berstein Jáuregui

President

Financial Market Commission

Present

Mrs. President:

I inform you that the Board of Directors of Banco de Chile agreed to summon to an Ordinary Shareholders Meeting to be held on 28 March 2024, at 10:00 am, at the Bank’s Auditorium located at 930 Huérfanos Street, Santiago, in order to address the following matters:

a)	Approval of Annual Report, Balance Sheet, Financial Statement and External Auditors Report of Banco de Chile, for the year 2023.

b)	Deduct and retain from the net income of fiscal year 2023, an amount equal to the correction of the paid capital value and reserves according to the Consumer Price Index variation occurred between November 2022 and November 2023, for an amount of CLP 223,719,568,421, which will be added to the account of retained earnings from previous fiscal years.

From the resulting balance, distribute, as a dividend, the 80% of the remaining net income, corresponding to a dividend of CLP 8.07716286860 per each one of the 101,017,081,114 Bank shares, retaining the remaining 20%. Such dividend will be distributed among those shareholders who own shares registered in their names, as of midnight of the fifth business day prior to the date of payment.

Thus, a distribution of 65.6% of the net income for the fiscal year ended on 31 December 2023, will be proposed as a dividend.

The dividend, should this be approved by the Ordinary Shareholders Meeting, will be paid once the Meeting is concluded, at the offices of the Bank. For those shareholders who have instructed to credit the amount of dividends in their bank accounts, the respective payment will be made according to their mandate.

c)	Definitive appointment of a director.

d)	Board of Directors’ remuneration.

e)	Directors and Audit Committee’s remuneration and approval of their operational expenses budget.

f)	External Auditors’ Appointment.

g)	Ratification of Private Risk Assessors.

h)	Directors and Audit Committee’s Report.

i)	Report on related party transactions pursuant to Chilean Corporations Act (Ley sobre Sociedades Anónimas).

j)	Other matters pertinent to Ordinary Shareholders Meetings according to the Law and to the Bank’s bylaws.

Sincerely,

Eduardo Ebensperger Orrego
CEO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2024

Banco de Chile

/s/ Eduardo Ebensperger Orrego
By:	Eduardo Ebensperger Orrego
CEO